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                             July 1, 2021

       Stephen LeClair
       Chief Executive Officer
       Core & Main, Inc.
       1830 Craig Park Court
       St. Louis, Missouri 63146

                                                        Re: Core & Main, Inc.
                                                            Amendment 1 to
Registration Statement on Form S-1
                                                            Filed June 14, 2021
                                                            File No. 333-256382

       Dear Mr. LeClair:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2021 letter.

       Amendment 1 to Registration Statement on Form S-1 filed June 14, 2021

       Unaudited Pro Forma Consolidated Financial Information
       Unaudited Pro Forma Consolidated Statement of Operations for the Fiscal Year Ended January
       31, 2021, page 95

   1. Please tell us how adjustment (8) to accumulated deficit has been reflected in your pro forma statement of
operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 117

   2. We are still reviewing your response to comment 3 and may have additional comments.
 Stephen LeClair
Core & Main, Inc.
July 1, 2021
Page 2
Core & Main Holdings, LP Consolidated Financial Statements, page F-5

3. We are still reviewing your response to comment 7 and may have additional comments.
       You may contact Patrick Kuhn at (202) 551-3308 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen LeClair
                                                          Division of
Corporation Finance
Comapany NameCore & Main, Inc.
                                                          Office of Trade &
Services
July 1, 2021 Page 2
cc:       Peter J. Loughran, Esq.
FirstName LastName